United States securities and exchange commission logo





                              November 23, 2021

       Will Logan
       Chief Financial Officer
       Creative Realities, Inc.
       13100 Magisterial Drive, Suite 100
       Louisville, KY 40223

                                                        Re: Creative Realities,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed November 12,
2021
                                                            File No. 333-261048

       Dear Mr. Logan:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. We note that the merger consideration consists of (i) $16,666,667 payable in cash, (ii) the
                                                        CREX Shares
Consideration, and (iii) the "Guaranteed Consideration," which is dependent on the share
price of Creative Realities common stock and the satisfaction of certain milestones by
the three-year anniversary of the effective time of the merger. With a view toward revised
disclosure, please tell us whether the Guaranteed Consideration is the equivalent of a
contingent value right, and, if so, why you refer to it as "guaranteed."
 Will Logan
FirstName LastNameWill
Creative Realities, Inc. Logan
Comapany 23,
November   NameCreative
               2021      Realities, Inc.
November
Page 2    23, 2021 Page 2
FirstName LastName
Risk Factors, page 36

2. Please disclose the risks, conditions and uncertainties associated with the Guaranteed
         Consideration, with respect to both Creative Realities and Reflect, such as any increased risk of litigation, any execution risks, or potential negative effects on Creative Realities or its financial position. Discuss the likelihood that the milestones will be met, and state clearly that there is no guarantee that Reflect stockholders will receive the Guaranteed
         Consideration.
Background of the Merger, page 77

3. Discuss the background and reasons for the parties negotiating the Guaranteed
         Consideration.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Joshua Shainess, Legal
Branch Chief, at (202) 551-7951 with any questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Technology
cc:      Bradley Pederson